SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2012

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sandra Odell
Sandra Odell
Assistant Group Secretariat

PRUDENTIAL PLC (the Company)

NOTIFICATION OF INTERESTS OF DIRECTORS/ PDMRS AND CONNECTED PERSONS

The Prudential Group Share Incentive Plan (the Plan)

The Prudential Share Incentive Plan is an HMRC approved share incentive plan available to all eligible employees including Executive Directors and persons discharging managerial responsibilities. Each month the Plan Trustee invests participants’ contributions in the ordinary shares of Prudential plc at the prevailing market price, which are held in the Prudential Group Share Incentive Plan Trust in accordance with the Plan Rules.

The Company has been advised by the Trustee of the Plan that 18 shares were purchased on 10 December 2012 at 902.00 pence per share and allocated to Mr N A Nicandrou, an Executive Director of the Company. Following this acquisition, Mr Nicandrou held 896,895 ordinary shares in Prudential plc, representing less than 0.04% of the issued share capital.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Contact

Jennie Webb, Share Plans Advisor, 020 7548 2027

Sandra Odell, Assistant Group Secretary, 020 7548 2115

Date of notification

11 December 2012